Exhibit 12.2

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

Mellon Financial Corporation

and its subsidiaries

	Quarter ended			Six months ended
(dollar amounts in millions)	June 30, 2006	March 31, 2006	June 30, 2005	June 30, 2006	June 30, 2005
Income from continuing operations before provision for income taxes	$324	$299	$296	$623	$762
Fixed charges: interest expense (excluding interest on deposits), one-third of rental expense net of income from subleases and amortization of debt issuance costs	117	99	84	216	159

Total earnings (as defined), excluding interest on deposits	441	398	380	839	921
Interest on deposits	134	121	85	255	152

Total earnings (as defined)	$575	$519	$465	$1,094	$1,073

Ratio of earnings (as defined) to fixed charges:
Excluding interest on deposits	3.77	4.02	4.55	3.88	5.80
Including interest on deposits	2.28	2.36	2.76	2.32	3.45